May 2, 2011

Via EDGAR Transmission and fax (703) 813-6984

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Owens Mortgage Investment Fund, a California Limited Partnership:
        Form S-11 Registration Statement filed April 1, 2011; Amendment No. 1 thereto filed May 2, 2011
        Registration Statement No. 333-173249

Dear Sir or Madam:

Owens Financial Group, Inc. is the general partner of the above-referenced registrant, which has filed the above-referenced Registration Statement on Form S-11, number 333-173249, with respect to the sale of limited partnership units.

Pursuant to Rule 461, the registrant hereby requests that the above-captioned Registration Statement, as amended, be ordered effective at 5:00 pm Eastern Daylight Time today, Monday, May 2, 2011, or as soon as practicable thereafter.  In connection with this request for acceleration, the registrant hereby acknowledges that:
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Should the Commission or its staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

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The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

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The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please call our counsel, Steve Harmon, at (925) 979-3332 at your earliest convenience.  Thank you.

Sincerely,

OWENS FINANCIAL GROUP, INC.

By: /s/ Bryan H. Draper
        Bryan H. Draper, Chief Financial Officer

cc:           Steven R. Harmon, Esq., Morgan Miller Blair, a Law Corporation

MMB:10385-001:1079985.2